UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2009
Commission File Number 001-04192
KHD Humboldt Wedag International Ltd.
(Translation of registrant’s name into English)
Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong, China SAR
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 – [     ]

BRITISH COLUMBIA
ALBERTA
QUEBEC
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company
State the full name of your company and the address of its principal office in Canada:
KHD Humboldt Wedag International Ltd. ( “KHD”)
Suite 702, 7th Floor
Ruttonjee House
11 Duddell Street
Hong Kong SAR
China

Item 2.	Date of Material Change
April 13, 2009.

Item 3.	News Release
State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.
News release, dated April 13, 2009, disseminated through PR Newswire.

Item 4.	Summary of Material Change
Provide a brief but accurate summary of the nature and substance of the material change.
KHD announced that it has appointed Jouni Salo to be its President and Chief Executive Officer. Mr. Salo replaces Jim Busche who left to pursue other interests.

Item 5.1	Full Description of Material Change
Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.
Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.
See attached news release.

Item 5.2	Disclosure for Restructuring Transactions
This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed. This item does not apply if, in respect of the transaction, your company sent an information circular to its securityholders or filed a prospectus or a securities exchange takeover bid circular.
Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.
Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
If this report is being filed on a confidential basis in reliance of subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.
Not applicable.

Item 7.	Omitted Information
State whether any information has been omitted on this basis that it is confidential information.
In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.
Not applicable.

Item 8.	Executive Officer
Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.
Jouni Salo
President and Chief Executive Officer
604-683-8286 (contact through Rene Randall)

Item 9.	Date of Report
April 14, 2009

Schedule “A
News Release
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
APPOINTS JOUNI SALO CHIEF EXECUTIVE OFFICER
HONG KONG (April 13, 2009) . . . . KHD Humboldt Wedag International Ltd (NYSE:KHD) announced today that its Board of Directors has appointed Chief Operating Officer (“COO”), Jouni Salo, 49, to be the Company’s President and Chief Executive Officer. Our new CEO will be located at the Company’s headquarters in Vienna, to enable a more collegial relationship among top managers, most of whom have been located in Vienna for over a year. Mr Salo, who was appointed President of the Company’s Cement Division in 2008, has been serving as COO since November 2008. He replaces Jim Busche who left to pursue other interests.
Michael J Smith, Chairman of the Board of Directors said, “Jouni Salo has been a strong driver of our core cement operations, and has a sense of vision and opportunity that we think will serve KHD and our shareholders well in these difficult times. In addition to the expense-cutting and cash-maximizing steps that we announced recently and that were discussed on our recent conference call, Jouni will be leading the Company into the future with proactive steps to address the changes in the economic environment and in our markets. Although the overall demand for greenfield capital equipment may have decreased, we see opportunity in refocusing on our well-established cement business, which has many decades of local relationships in economies around the world, including in Russia and central Asia, southeast Asia, the Middle East, North Africa, and the Indian subcontinent. The population of KHD equipment globally is quite substantial, and we are placing a renewed emphasis on helping existing customers to expand in their current locations, to clean up their operations environmentally, and to maximize output at a time when global stimulus programs are likely to be consumers of cement. We will also be dedicating resources to significantly expand the service segment.”
- MORE -
Contact Information: Allen & Caron Inc. Rene Randall
Joseph Allen (investors) KHD Humboldt Wedag International Ltd.
1 (212) 691-8087 1 (604) 683-8286
joe@allencaron.com randall.r@khd.de
or
Len Hall (media)
1 (949) 474-4300
len@allencaron.com

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. APPOINTS JOUNI SALO CHIEF EXECUTIVE OFFICER
Page -2-
Since joining KHD on May 1 2008, Mr. Salo first served as the President of the Cement Division, and was then appointed Chief Operating Officer on November 1, 2008. Mr. Salo has more than 25 years of international business experience in the industrial equipment market. Previously, he served in a variety of senior positions with Helsinki-based Metso Minerals Inc and related operations. As President of the Construction Materials Business Line, he was responsible for the profitability and reorganization of one of the largest business divisions, with manufacturing plants in numerous parts of the world, with a strong focus on development of emerging markets. Previously, Mr. Salo played a pivotal role with Metso in the acquisition and integration of companies around the world. Mr. Salo holds a Bachelor of Science degree in Mechanical Engineering from the Technical College of Hameenlinna, Finland.
About KHD Humboldt Wedag International Ltd.
KHD Humboldt Wedag International Ltd. owns companies that operate internationally in the industrial plant engineering and equipment supply industry, and specializes in the cement, coal and minerals processing industries. To obtain further information on the Company, please visit our website at http://www.khdhumboldt.com
Disclaimer for Forward-Looking Information
Certain statements in this release are forward-looking statements, which reflect the expectations of management regarding the Company’s future growth, results of operations, performance and business prospects and opportunities. The worldwide macroeconomic downturn has resulted in the prolonging or cancellation of some of some of our customers’ projects and may negatively affect our customers’ ability to make timely payment to us. Further, it may result in a further decrease in the demand for our products or services. Any of these may have a material adverse effect on our operating results and financial condition. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions. These assumptions, which include management’s current expectations, estimates and assumptions about certain projects and the markets the Company operates in, the global economic environment, interest rates, exchange rates and our ability to attract and retain customers and to manage our assets and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause the Company’s actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) a downturn in general economic conditions in Asia, Europe, Russia, Eastern Europe, the Middle East, the United States and internationally including, the worldwide economic downturn resulting from the effects of the subprime lending and general credit market crises, volatile energy costs, decreased consumer confidence and other factors, (2) a decreased demand for the Company’s products, including the renegotiation, delay and/or cancellation of projects by our customers and the reduction in the number of project opportunities, (3) a decrease in the demand for cement, minerals and related products, (4) the number of competitors with competitively priced products and services, (5) product development or other initiatives by the Company’s competitors, (6) shifts in industry capacity, (7) fluctuations in foreign exchange and interest rates, (8) fluctuations in availability and cost of raw materials or energy, (9) delays in the start of projects included in the Company’s forecasts, (10) delays in the implementation of projects included in our forecasts and disputes regarding the performance of the Company’s services, (11) the uncertainty of government regulation and politics in Asia and the Middle East and other markets, (12) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges, (13) the timing and extent of the Company’s restructuring program and the restructuring charges to be incurred in connection therewith, and (14) other factors beyond the Company’s control. Additional information about these and other assumptions, risks and uncertainties are set out in the “Risk Factors” section in our Form 20-F filed with the Securities and Exchange Commission and the “Risks and Uncertainties” section in our MD&A filed with Canadian security regulators.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

/s/ Alan Hartslief Alan Hartslief
Chief Financial Officer and Secretary
Date: April 29, 2009